Exhibit 99.1

Galmed Pharmaceuticals Reports First Quarter 2015
Financial Results and Provides Business Update

-- Conference Call and Webcast Today at 8:30 a.m. EDT / 5:30 a.m. PDT --

TEL AVIV, Israel, May 13, 2015 – Galmed Pharmaceuticals Ltd. (Nasdaq: GLMD) (“Galmed” or the “Company”), a clinical-stage biopharmaceutical company focused on the development and commercialization of a once-daily, oral therapy for the treatment of liver diseases, today announced financial results for the three months ended March 31, 2015.

Financial Summary – First Quarter 2015 vs. First Quarter 2014:

•	Net loss of $2.5 million, or $0.22 per share, for the three months ended March 31, 2015, compared to a net loss of $2.2 million, or $0.27 per share, for the three months ended March 31, 2014. This period’s net loss included $0.6 million of non-cash, stock-based compensation expense versus $0.2 million of non-cash stock-based compensation expense incurred during the corresponding period in 2014.

•	Research and development expenses of $1.4 million for the three months ended March 31, 2015, compared to $1.5 million for the three months ended March 31, 2014.

•	General and administrative expenses of $1.1 million for the three months ended March 31, 2015, compared to $0.6 million for the three months ended March 31, 2014. The increase in 2015 primarily resulted from higher non-cash, stock-based compensation.

•	Financial income of $0.04 million for the three months ended March 31, 2015, compared to a financial expense of $0.03 million for the three months ended March 31, 2014. The 2015 financial income resulted primarily from interest income earned on short-term deposit and marketable securities.

•	Cash and cash equivalents, short-term deposits and marketable securities totaled $29.9 million as of March 31, 2015, compared to $31.9 million at December 31, 2014. The decrease in 2015 primarily resulted from our ongoing clinical studies and operational activities. Galmed continues to expect that its cash balance will be sufficient to maintain its current operations into 2017.

“As you know, we officially announced the commencement of the ARREST Study during the first quarter of 2015, as well as the affiliation of Professor Vlad Ratziu as the ARREST Study’s principal investigator, and Professor Rohit Loomba as the Study’s U.S. principal investigator; these were major accomplishments,” stated Allen Baharaff, Galmed’s President and Chief Executive Officer. “The multinational ARREST Study of aramchol is expected to take place in approximately 80 centers in 12 countries.”

Galmed’s ARREST Study is a multi-center, randomized, double-blind, placebo-controlled, dose-ranging Phase IIb clinical trial of aramchol. The trial’s primary end-point is a statistically significant reduction of liver fat content measured by Magnetic Resonance Spectroscopy, or MRS, and the trial’s secondary end-point is the complete resolution of Non-Alcoholic Steato-Hepatitis, or NASH, as measured by two biopsies (at the beginning and at the end of the ARREST Study), the improvement of the NAFLD Activity Score (NAS) and an improvement in the markers of liver inflammation and various metabolic biomarkers.

In addition, Galmed announced that it has expanded its clinical activities to include patient recruitment for the ARREST Study in the United States. Mr. Baharaff stated, “We believe that U.S.-based patient recruitment will shorten the recruitment time for our ARREST Study, as well as improve the study’s breadth and relevance.” Galmed currently expects to release interim results of the ARREST Study in the first half of 2016. Galmed further reaffirmed that it expects to release top-line data by the end of 2016.

As previously communicated, during the fourth quarter of 2014, we initiated a single-center, double blind, randomized Phase IIa placebo-controlled proof-of-concept clinical trial of aramchol in 36 patients for the treatment of newly formed cholesterol gallstones following bariatric surgery. Enrollment pace of the study has tracked significantly slower than anticipated. Therefore, the Company decided to expand the trial into 3 additional centers. Unfortunately, notwithstanding the significant efforts involved in the opening of the additional sites, enrollment has still continued to disappoint. Consequently, we have filed a request with the principal investigator to cease enrollment in the underperforming center. Accordingly, the Company is taking this opportunity to reexamine the study design in order to achieve a better recruitment. We remain committed to the development for aramchol for cholesterol gallstones and hope to provide a revised strategy in the coming quarters.

Mr. Baharaff concluded, “our priorities for the rest of the year are very clear: To ensure the highest quality, and timely execution of the ARREST Study. All hands are on deck and we expect that it will stay that way.”

Conference Call Details

Galmed will host a conference call and webcast today at 8:30 a.m. EDT / 5:30 a.m. PDT to discuss its financial results and to provide an update on current developments with respect to its clinical program for aramchol. Investors interested in participating in the call can dial +1-888-401-4668 from the United States or +1-719-325-2469 for international callers, and use Conference ID 9285976. A replay will be available through May 27, 2015, by dialing +1-877-870-5176 (United States) or +1-858-384-5517 (international); Passcode 9285976. A webcast will also be available at http://galmedpharma.investorroom.com

About Galmed Pharmaceuticals Ltd.

Galmed is a clinical-stage biopharmaceutical company focused on the development and commercialization of a novel, once-daily, oral therapy for the treatment of liver diseases utilizing its proprietary first-in-class family of synthetic fatty-acid/bile-acid conjugates, or FABACs. Galmed believes that its product candidate, aramchol, has the potential to be a disease modifying treatment for fatty liver disorders, including NASH, which is a chronic disease that Galmed believes constitutes a large unmet medical need.

Forward-Looking Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to Galmed’s objectives, plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that Galmed intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Applicable risks and uncertainties include those identified under the heading “Risk Factors” included in Galmed’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission, or the SEC, and in other filings that Galmed has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect Galmed’s current views with respect to future events, and Galmed does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Josh Blacher, CFO

Galmed Pharmaceuticals Ltd.

josh@galmedpharma.com

+1-646-780-7605

GALMED PHARMACEUTICALS LTD.

Consolidated Balance Sheets (unaudited)

U.S. Dollars in thousands, except share data and per share data

	As of March 31, 2015	As of December 31, 2014
	Unaudited	Audited
Assets
Current assets
Cash and cash equivalents	$2,340	$23,736
Short-term deposit	6,000	6,000
Marketable securities	21,547	2,250
Other accounts receivable	388	165
Total current assets	30,275	32,151

Property and equipment, net	773	774

Total assets	$31,048	$32,925

Liabilities and stockholders' equity

Current liabilities
Trade payables	$1,147	$875
Other accounts payable	209	243
Total current liabilities	1,356	1,118

Long-term liabilities
Related parties	205	400
Total long-term liabilities	205	400

Stockholders' equity:
Ordinary shares par value NIS 0.01 per share; Authorized 50,000,000; Issued and outstanding: 11,100,453 shares	32	32
Additional paid-in capital	68,674	68,116
Accumulated other comprehensive income (loss)	(11)	4
Accumulated deficit	(39,208)	(36,745)
Total stockholders' equity	29,487	31,407

Total liabilities and stockholders' equity	$31,048	$32,925

GALMED PHARMACEUTICALS LTD.

Condensed Statements of Operations (unaudited)

U.S. Dollars in thousands, except share data and per share data

	Three months ended March 31,
	2015	2014
Research and development expenses	$1,431	$1,502
General and administrative expenses	1,073	633
Total operating expenses	2,504	2,135
Financial expenses (income), net	(41)	26
Net loss	$2,463	$2,161

Basic and diluted net loss per share from continuing operations	$0.22	$0.27

Weighted-average number of shares outstanding used in computing basic and diluted net loss per share	11,100,453	7,979,989	(*)

(*) Retroactively adjusted to reflect the 729:1 share split, which occurred upon the consummation of the Reorganization.

GALMED PHARMACEUTICALS LTD.

Notes to Condensed Statements of Operations (unaudited)

U.S. Dollars in thousands

Research and development expenses:

	Three months ended March 31,
	2015	2014
Chemistry and formulation studies	$387	$1,268
Salaries and benefits	158	–
Stock-based compensation	93	–
Research and preclinical studies	121	34
Clinical studies	448	157
Regulatory and other expenses	224	43
Total R&D expenses	$1,431	$1,502

General and administrative expenses:

	Three months ended March 31,
	2015	2014
Stock-based compensation	$466	$209
Professional fees	236	178
Salaries and benefits	168	206
Traveling and conference costs	24	23
Rent and office-maintenance fees	61	15
Investor relations and business development	113	–
Other	5	2
Total G&A expenses	$1,073	$633